EXHIBIT 2

NEWS RELEASE

Xstrata CASH TAKEOVER OFFER FOR WMC RESOURCES
AT AUD6.35 PER SHARE

Zug, 22 November 2004

Xstrata plc (“Xstrata”) announces that it intends to make, through a subsidiary, a cash offer of AUD6.35 per share (the “Offer”) for the entire issued share capital of WMC Resources Limited (“WMC”), The Offer will be effected by way of an off-market takeover bid under the Australian Corporations Act 2001.

Announcing the Offer, Xstrata Chief Executive Mick Davis said: “This is a highly attractive offer that provides WMC shareholders with the certainty of cash for their shares at a significant premium to pre-speculation market prices, which we believe WMC shareholders deserve the opportunity to consider directly.”

Offer Background

Xstrata confirmed on 28 October 2004 that it had made a cash offer to the Board of WMC for all of WMC’s shares at a price of AUD6.35 per WMC share via a proposed Scheme of Arrangement. The Board of WMC declined to put forward Xstrata’s offer to shareholders.

Mick Davis commented: “The demerger of WMC almost two years ago created an opportunity for its shareholders to benefit from a potential sale of WMC at a price which reflected a premium to the company’s market value. Indeed, WMC’s share price has generally traded above the average investment market assessment of its net present value per share since the demerger. We believe this is largely because the share price has incorporated the expectation of this opportunity, but during that time no offer emerged for the company.

“Our Offer of AUD6.35 represents a substantial premium of 29.1% to the market price of AUD4.92 per share before market speculation about an offer, and a premium of 43.3%, or AUD2.2 billion, to the average base case brokers estimates of net present value of approximately AUD4.43 per share*. Despite this substantial premium, the Board declined to put our offer to shareholders after our initial approach in October.

“As a consequence, we have decided to approach shareholders directly with our Offer of AUD6.35 per share.

“This is a significantly higher price than could otherwise be justified by WMC’s operations and earnings prospects alone, because we are passing on directly to WMC shareholders the unique benefits that are likely to be achieved only from a combination with Xstrata. These include operational synergies at Mount Isa, cash benefits that flow from Xstrata’s financial structure, potential cost savings from corporate overheads and efficiency improvements across the two businesses.

“We consider that our Offer provides immediate, certain value in the form of cash to WMC shareholders that cannot be matched for WMC on a standalone basis using any reasonable assumptions of commodity prices, production levels and exchange rates. We believe that the shareholders of WMC and an independent expert will distinguish between the current speculative market prices and a bona fide offer for all the shares of WMC which delivers to shareholders a cash value at a material premium to the pre-speculation market value of the company.”

Additional information

In the current highly speculative environment for WMC shares, shareholders should consider the following:

•	Xstrata’ s Offer is the only public offer made to WMC shareholders since the demerger.
•

Xstrata believes any other party wishing to make an offer for WMC will struggle to deliver equivalent value for WMC, given the risk inherent in making an acquisition at this stage of the commodity price cycle and the value that Xstrata is uniquely able to offer directly to WMC shareholders.

•

WMC’s potential new projects are at a very early stage and the significant risks in their development are exacerbated by WMC’s questionable project management capabilities. While Xstrata has taken these projects into account in its Offer price, it has also recognised that the funding requirements will be several billion dollars, the timeframe is not imminent and the projects are by no means certain. Indeed, no feasibility studies have yet commenced for the largest of these projects, and their finalisation would be several years away.

•

In a discussion regarding WMC’s overall capital management during an investment market briefing on 11 August 2004, WMC indicated that a share buyback programme was only appropriate if the share price were below the company’s long term net present value (NPV). During the month prior to the briefing, WMC shares were trading between AUD4.94 and AUD5.32 per share. The Xstrata Offer of AUD6.35 per share is clearly a substantial premium to these price levels and, by implication, to WMC management’s own view of long-term NPV at that time.

•

In the absence of a higher offer, the WMC board will be required to compare Xstrata’s certain cash Offer to WMC’s stand- alone value, taking full account of the risks and uncertainties of WMC’s projects and developments and the impact of the commodity price cycle moving from its current cyclical high. The WMC board will also have the opportunity to seek an opinion from an independent expert to ensure that WMC shareholders have all the information required to make an informed decision on the fair value of their company. It is Xstrata’s belief that the independent expert will confirm the value and benefit this Offer provides to WMC shareholders.

Xstrata expects to lodge its Bidder’s Statement with the Australian Securities and Investment Commission (“ASIC”) and with WMC next week. The Bidder’s Statement will set out in detail why WMC shareholders should accept the Offer, and will be posted to WMC shareholders approximately two weeks after its lodgement with ASIC. In the interim, any WMC shareholder seeking further information regarding the Offer or the process going forward is welcome to contact Xstrata’s WMC Shareholder Information Helpline on: 1300 302 128 (or direct dial +61 2 9240 7466).

Offer Premium

The Offer values WMC’s entire issued share capital at AUD7.4 billion compared to its market value of AUD5.7 billion before market speculation about an offer and represents a premium of approximately:

•	43.3% to the average base case broker estimate of WMC’s net present value per WMC share, which stood at AUD4.43 per share as at 19 November 2004*;
•	29.1% to the closing price of WMC’s shares of AUD4.92 on 26 October 2004, one day prior to market speculation that WMC might be in receipt of an offer;
•	22.8% to the volume weighted average WMC share price of AUD5.17 per share over the one month prior to 26 October 2004, the day before market speculation that WMC might be in receipt of an offer;
•	25.5% to the volume weighted average WMC share price of AUD5.06 during the three months prior to 26 October 2004; and
•	29.3% to the volume weighted average WMC share price of AUD4.91 per share during the six months prior to 26 October 2004.

Risk Reduction

In addition to offering shareholders a significant premium to WMC’s fundamental value and to pre-speculation market prices, Xstrata’s certain cash Offer removes a range of significant and material risks for WMC shareholders;

•

WMC has a concentrated commodity risk profile. In the first half ended 30 June 2004, nickel, copper and uranium together represented 84% of revenues, and all earnings before interest and tax. Falls in the prices of these commodities would have major impacts on the profitability of WMC. It is important to note that all three commodities are currently trading near ten-year highs.

•

The existing copper operations of Olympic Dam have experienced significant operational problems over the last two years including three upward revisions to original estimates for rebuilding the Solvent Extraction Plants and delayed commissioning; lost production through equipment failures; and repeated notification to the market that overall copper production would fall short of previous guidance.

•

No pre-feasibility or feasibility studies have been completed into the mooted expansion of Olympic Dam. The proposed mining method is not yet determined nor is the mine production profile and the overall capital expenditure requirement, which, on Xstrata’s assessment, could be significantly greater than the AUD4 billion mentioned in press reports. These risks, together with other geological, technical and operational risks, as well as the timing uncertainty and funding liability of any expansion, are substantial and are currently borne by WMC shareholders.

By contrast, the combination of WMC and Xstrata will create a world-class diversified mining group, with excellent growth potential. Importantly, the enlarged group will be in a better position to finance and manage the significant growth projects within both businesses than either company would have been alone.

The Board of Xstrata believes that the combination of the two companies would also provide greater stability and certainty for employees, local communities and customers of both companies in an increasingly consolidated global metals and mining industry. Xstrata is a major long-term investor in the Australian resource industry, having invested over AUD8.5 billion in Australia since 2002. Xstrata currently employs over 8,400 Australians and has currently over AUD1.9 billion committed to capital expenditure at its existing Australian base metals and coal operations, including the new Rolleston thermal coal project and the Black Star zinc-lead open pit mine.

Conditions of the Offer

The Offer is subject to several conditions which are set out in detail in the appendix to this release. These conditions, which can be waived, include Xstrata having received valid acceptances for at least 90% of the shares in WMC; necessary governmental and regulatory approvals; no trigger event rendering the debt facilities inaccessible; no material adverse effects or transactions in respect of WMC; no prescribed occurrences; no exercise of material rights on a change of control of WMC; the S&P ASX200 index remaining above 3,500; equal access to WMC information; and Xstrata shareholder approval. Glencore International AG supports the Offer and has provided an irrevocable undertaking to vote its shares in favour of the resolution(s) to approve the Offer at the Xstrata EGM.

Funding

Xstrata will fund the consideration payable under the Offer through new debt facilities that are underwritten by Barclays Bank PLC, J.P. Morgan plc and Royal Bank of Scotland plc (the Debt Facilities). Xstrata has received underwritten commitments for the provision of the Debt Facilities for an amount sufficient to meet the consideration under the Offer and associated costs.

Xstrata circular and EGM

A circular setting out, inter alia, further information on WMC and its assets and Xstrata’s reasons for and the benefits of the Offer, together with a notice convening an extraordinary general meeting of Xstrata, will be sent to Xstrata shareholders shortly. The purpose of the Extraordinary General Meeting (EGM) will be to seek Xstrata shareholders’ approval for the transaction as set out in the EGM Notice.

* The average broker estimate net present value of AUD4.43 per WMC share is based on the simple average of the “base case” WMC net present value per share calculations made by 11 equity research analysts that regularly provide research reports on WMC. This calculation takes into account the last published report from each research analyst as of 19 November 2004.

ends

US Disclosure

Pursuant to Rule 14d-l(c), promulgated under Regulation 14D of the United States Securities Exchange Act of 1934, the Offer will be made to U.S. stockholders of WMC in reliance on a Tier I exemption. As such, the Offer will be subject to procedural and disclosure requirements in Australia that are different from those of the United States.

Xstrata contacts

Marc Gonsalves		Gabrielle Trainor
Telephone	+44 20 7968 2812	John Connolly & Partners
Mobile	+44 7775 662 348	Telephone	+61 2 9232 1033
Email	mgonsalves@Xstrata.com

Claire Bithell		Michael Oke
Telephone	+44 20 7968 2871	Aura Financial
Mobile	+44 7785 964 340	Telephone	+44 20 7321 0033
Email	cbithell@Xstrata.com	Mobile	+44 7834 368 299

Justine Winn		Sue Sara
Telephone	+61 2 9253 6748	Telephone	+61 7 3295 7535
Mobile	+61 416 196 403	Mobile	+61 411 206 090
Email	jwinn@xstratacoal.com	Email	suesara@xstrata.com.au

Xstrata is being advised by J.P. Morgan plc, Gresham Advisory Partners Limited and Mallesons Stephen Jaques in relation to the Offer.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority is acting for Xstrata and no-one else in connection with the Offer and will not be responsible to anyone other than Xstrata for providing the protections afforded to clients of J.P. Morgan plc or for providing advice in relation to the Offer.

APPENDIX
CONDITIONS OF THE OFFER
The Offer is subject to the following conditions.

(a)	(minimum acceptance) that during, or at the end of, the offer period Xstrata has acquired a relevant interest in at least 90% (by number) of the WMC shares;
(b)

(Foreign Acquisitions and Takeovers Act) the Treasurer of the Commonwealth of Australia consents, on an unconditional basis, under the Foreign Acquisitions and Takeovers Act 1975 (“Act”) to the proposed acquisition by Xstrata of WMC and the Treasurer is taken to have so consented:

(i)

if Xstrata receives written advice from or on behalf of the Treasurer to the effect that the acquisition of WMC is not inconsistent with the Australian Government’s foreign investment policy or is not objected to under the Act; or

(ii)

if notice of the proposed acquisition of WMC is given to the Treasurer and the Treasurer has ceased to be empowered to make any order under Part II of the Act in relation to the proposed acquisition because of lapse of time;

(c)	(Trade Practices Act) either:
(i)	the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of the WMC shares by Xstrata under the Offer, or
(ii)	the ACCC advises in writing, on an unconditional basis, that it does not propose to take any action in relation to the Offer for the purposes of Section 50 of the Trade Practices Act 1974;
(d)	(European Commission) either:
(i)

the European Commission indicating, in terms satisfactory to Xstrata, that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the EC Merger Regulation), or to make a referral to a competent authority in the EEA under Article 9(1) of the Merger Regulation, in either case with respect of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata;

(ii)

in the event of the initiation of proceedings under Article 6(1)(c) of the EC Merger Regulation and Xstrata waiving condition (d)(1) above, the European Commission adopting a decision under Article 8(2) (or having been deemed to have made such a decision under Article 10(6)) of the EC Merger Regulation, in terms satisfactory to Xstrata, declaring the Offer or any matter arising from the proposed acquisition of WMC by Xstrata to be compatible with the common market;

(iii)

in the event of a request pursuant to Article 9(2) of the EC Merger Regulation being made by a Member State and the European Commission, in accordance with Article 9(3) of the EC Merger Regulation, referring the whole or part of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata to the competent authorities of one or more Member State or having been deemed to have done so pursuant to Article 9(5) of the EC Merger Regulation and Xstrata waiving condition(d)(i) above;

(A)

such competent authority granting clearance, on terms satisfactory to Xstrata, in respect of all those parts of the acquisition of WMC under the Offer which were referred to it, or having been deemed to have granted such clearance; and

(B)	the European Commission issuing a decision referred to in (i), (ii) or (iii) above in respect of the part of the acquisition of WMC under the Offer not so referred
(e)	(US Regulatory Agencies):
(i)

the initial fifteen (15) day waiting period, commencing upon Xstrata having filed its Hart-Scott-Rodino Antitrust Improvements Act (HSR) notification, expiring or terminating without the Federal Trade Commission or the Antitrust Division of the Department of Justice (“US Regulatory Agencies”) having issued a Request for Additional Information and Documentary Materials (Second Request);

(ii)

in the event of either of the US Regulatory Agencies issuing a Second Request, the then applicable waiting period applicable to the consummation of the acquisition under the HSR Act expiring or terminating;

(iii)	no party being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits the consummation of the acquisition contemplated by this Offer;
(f)

(other regulatory approvals) all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory obligations in any relevant jurisdiction having been complied with in each case in respect of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata unless otherwise waived by Xstrata;

(g)	(no restraining orders) that between the date of this announcement (“Announcement Date”) and the end of the Offer Period:
(i)	there is not in effect any preliminary or final decision, order or decree issued by a public authority; and
(ii)

no application is made to any public authority (other than by any member of the Xstrata Group), or action or investigation is announced, threatened or commenced by a public authority, in consequence of, or in connection with, the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which:

(iii)

restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts on, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Xstrata in respect of WMC and the WMC shares to be acquired under the Offer; or

(iv)	requires the divestiture by Xstrata of any WMC shares, or the divestiture of any assets of the WMC Group, the Xstrata Group or otherwise;

(h)

(Xstrata EGM) that all resolutions necessary or desirable to approve, effect and implement, or authorise the implementation of, the Offer and the acquisition of WMC shares are passed by the requisite majority of Xstrata shareholders at an extraordinary general meeting of Xstrata to be held on or about 11 January 2005;

(i)	(availability of Debt Facilities) during and at the end of the offer period:
(i)	each of the pre-conditions to the availability of the Debt Facilities is and remains satisfied1; and
(ii)	there is no event of default, or potential event of default, under the Debt Facilities;
(j)

(no material adverse effect) that no specified event occurs that will, or is reasonably likely to, have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses or prospects of WMC and its subsidiaries, including as a result of making the Offer or the acquisition of WMC shares pursuant to the Offer. For these purposes, a “specified event” is:

(i)	an event or occurrence that occurs during the offer period;
(ii)	an event or occurrence that occurs before the Announcement Date but is only announced or publicly disclosed between the Announcement Date and the end of the offer period; or
(iii)	an event or occurrence that will or is likely to occur following the Offer Period and which has not been publicly announced prior to the Announcement Date;
(k)

(no material acquisitions, disposals or new commitments) except for any proposed transaction publicly announced by WMC before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the offer period:

(i)

WMC or any subsidiary of WMC acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $ 300 million or makes an announcement in relation to such an acquisition, Offer or agreement;

(ii)

WMC or any subsidiary of WMC disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in WMC’s statement of financial position as at 30 June 2004) is, in aggregate, greater than $300 million or makes an announcement in relation to such a disposition, offer or agreement;

(iii)

WMC or any subsidiary of WMC enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, partnership, management agreement or commitment which would require expenditure, or the foregoing of revenue, by WMC and/or its subsidiaries of an amount which is, in aggregate, more than $50 million, other than in the ordinary course of business, or makes an

______________

1

Availability of the facilities are subject to a number of customary preconditions for transactions of this nature, including (but not limited to) SCOTCH the absence of events of default and certain representations being true and the Offer being declared unconditional in all respects.

announcement in relation to such an entry, Offer or agreement;
(1)

(no persons exercising rights under certain agreements or instruments) after the Announcement Date and before the end of the offer period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which WMC or any subsidiary of WMC is a party, or by or to which WMC or any subsidiary of WMC or any of its assets may be bound or be subject, which results, or could result, to an extent which is material in the context of WMC or WMC and its subsidiaries taken as a whole, in:

(i)

any monies borrowed by WMC or any subsidiary of WMC being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii)	any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;
(iii)	the interest of WMC or any subsidiary of WMC in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or
(iv)	the business of WMC or any subsidiary of WMC with any other person being adversely affected, as a result of the acquisition of WMC shares by Xstrata;
(m)	(index decline) that between the Announcement Date and the end of the offer period the S&P ASX 200 Index does not fall below 3,500 on any trading day;
(n)

(equal access to information) at all times during the period from the Announcement Date to the end of the offer period, WMC promptly (and in any event within 2 business days) provides to Xstrata a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to WMC or any subsidiary of WMC or any of their respective businesses or operations that has been provided by WMC or any subsidiary of WMC or any of their respective officers, employees, advisers or agents to any person (other than Xstrata) for the purpose of soliciting, encouraging or facilitating a proposal or Offer by that person, or by any other person, in relation to a transaction under which:

(i)

any person (together with its associates) may acquire voting power of 10% or more in WMC or any subsidiary of WMC (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

(ii)

any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of WMC or of any subsidiary of WMC; or

(iii)	that person may otherwise acquire control of or merge or amalgamate with WMC or any subsidiary of WMC;
(o)	(prescribed occurrences) that during the offer period, none of the following events happen:
(i)	WMC converts all or any of its shares into a larger or smaller number of shares;
(ii)	WMC or a subsidiary resolves to reduce its share capital in any way;
(iii)	WMC or a subsidiary:
(A)	enters into a buy-back agreement; or
(B)	resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;
(iv)	WMC or a subsidiary issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;
(v)	WMC or a subsidiary issues, or agrees to issue, convertible notes;
(vi)	WMC or a subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;
(vii)	WMC or a subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;
(viii)	WMC or a subsidiary resolves to be wound up;
(ix)	a liquidator or provisional liquidator of WMC or of a subsidiary is appointed;
(x)	a court makes an order for the winding up of WMC or of a subsidiary;
(xi)	An administrator of WMC or of a subsidiary is appointed under sections 436A, 436B or 436C of the Corporations Act;
(xii)	WMC or a subsidiary executes a deed of company arrangement; or
(xiii)	a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of WMC or of a subsidiary.